Exhibit 6.5

INDEPENDENT CONSULTING AGREEMENT

THIS AGREEMENT made as of the 01st day of May 2020. BETWEEN:

QUARA DEVICES INC., a corporation incorporated under the laws of the State of Wyoming, USA. (the “Company”)

AND:

David Smalley Law Corp., having its business office at unit Suite 480, 1500 West Georgia, Vancouver, BC, Canada. (the “Consultant”)

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

1.	Effective Date. The effective Date will be that date that the United States Securities and Exchange Commission issues a Notice of Qualification to the Company for a Regulation A financing or such other date as agreed to in writing between the parties.

2.	Principal. The “Principal” of the Consultant is David Smalley.

3.	Services. The Company agrees to engage the Consultant to provide services to the Company, including but not limited to general and securities legal advice (the “Services”), as required by the Company from time to time, and to appoint the Principal as the General Corporate Counsel of the Company. The Company agrees that all of the Services do not need to be performed by the Consultant if the General Counsel does not have the requisite expertise or the time to fulfill the Services in a timely fashion, all as decided in the sole discretion of the General Counsel. Retention of other lawyers will only be made by the Consultant’s recommendation and the approval of either the C.E.O. or the Executive Chairman.

4.	Representations and Warranties. The Consultant represents and warrants that:

(a)	The Consultant has the required qualifications, skills and experience to perform the Services,

(b)	The Consultant will only engage the services of the Principal to perform the Services on behalf of the Consultant.

(c)	the Consultant will comply with all applicable laws and regulations in the course of providing the Services; and

(d)	the Consultant will not, by carrying out the Services, be in a position of conflict of interest with the Company or with any third party, and will not provide services to any other person during the term of this agreement which may create such a conflict of interest, provided however that if the Consultant can foresee a conflict of interest he may proceed with the conflicted relationship with the prior agreement of the Chief Executive Officer or Executive Chairman of the Company.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

5.	Term. This Agreement shall take effect as of the Effective Date and shall continue in effect for a term of one (1) year (Initial Term) thereafter renewing on June 01, 2021 for a term of one (1) year (Continuing Term) thereafter renewable by mutual agreement of the parties on the anniversary of the Effective date for successive one-year terms, unless terminated earlier pursuant to clause 15 hereof.

6.	Relationship of Parties. The Consultant shall provide the Services to the Company on a non- exclusive basis and the Consultant shall be free to provide the Third Party Services as well as other services to third-parties during the Term, provided however that the Consultant shall not provide such services to third parties in such a way that is inconsistent with any provisions hereof, or that so occupy the Consultant’s time and efforts as to impair or diminish the quality, professionalism or performance of the Services provided to the Company hereunder. It is expressly agreed, represented and understood that the parties have entered into an arms’ length independent contract for the rendering of the Services and that the Consultant is not an employee of the Company.

7.	Fees for Services. In exchange for the Services, the Company shall pay to the Consultant fees based upon the following:

(a)	For the Initial Term including up to 40 hours of service per month, a monthly fee of $10,000 will be paid. The initial term fees will be accrued and not paid until 15 days after Quara completes a financing, conducted after the effective date, of not less than $2,500,000.

(b)	By mutual agreement between the Consultant and the Executive Chairman of the Company it is deemed necessary that the hours of service per month are to exceed 40 hours per month, the Consultant shall invoice the Company for the hours in excess of 40 hours at the rate of $600 per hour and the Company shall pay such invoice within 15 days of receipt of the invoice.

(c)	For the Continuing Term, a monthly fee to be agreed upon by the parties prior to the commencement of the Continuing Term but in no case less than the Initial Term monthly fees,

(d)	The Consultant will be eligible to participate in any future bonus or benefit programs commensurate with the senior officer position.

(e)	The Consultant will invoice the Company for the amount of the agreed fees described herein at such intervals as the Consultant deems necessary (e.g. monthly, bi-monthly etc.) , plus applicable value added taxes in effect at the time of rendering the invoice. Presently, a Canadian goods and service tax (“GST”) is in effect at a rate of 5%. Further, the Province of British Columbia attaches a form of services tax (PST”) on certain legal fees that is currently at a rate of 7%. The consultant understands that only in certain circumstances will GST and PST be applicable.

8.	Reporting. The Consultant will report to the Executive Chairman of the Company or other designated nominee. The Principal is based in Vancouver and the Company agrees that he may decline to travel when asked to in his sole discretion.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

9.	Expenses. The Company will reimburse the Consultant for reasonable expenses incurred in the performance of the Services after the Consultant submits an expense report with appropriate supporting documentation.

10.	Policies and Rules. The Consultant must comply with all applicable laws, regulations, policies, and rules implemented or amended by the Company, from time to time, which are brought to the Consultant’s notice or of which the Consultant should reasonably be aware.

11.	Indemnity. The Consultant shall indemnify and save harmless the Company, its officers, directors, consultants and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from:

(a)	any and all claims, actions, losses, expenses, costs or damages of every nature and kind whatsoever which any of the Indemnified Parties may suffer as a result of the negligence, willful misconduct or the default of the Consultant in the performance or non- performance of the Services; and

(b)	any and all costs, charges, legal fees and expenses reasonably incurred by the Company in connection with defending any civil, criminal, statutory or administrative action, proceeding or other remedy with respect to any such alleged liability.

12.	Intellectual Property and Confidential Information

13.1	Intellectual Property. The term “Intellectual Property” shall mean any and all confidential and/or proprietary knowledge, data, or information of Company. “Intellectual Property” includes, but is not limited to, (a) trade secrets, inventions, mask works, ideas, processes, formulae, source and object code, data, programs, other works of authorship, know-how, improvements, discoveries, developments, designs, and techniques (hereinafter collectively referred to as “Inventions”); and (b) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers, and customers (including customer lists); (c) information regarding the skills and compensation of other Consultants of the Company; and (d) sales and marketing techniques or procedures, operations, potential acquisitions, new location plans, perspective and executed contracts and other business relationships or arrangements. Notwithstanding the foregoing, it is understood that at all such times Consultant is free to use information which is generally known in the trade or industry, which is not gained as a result of a breach of this Agreement, or which results from Consultant’s own, skill, knowledge, know-how, and experience to whatever extent and in whichever way it wishes, including the Third Party Services, subject to the other terms and conditions of this Agreement.

13.2	Confidentiality. Consultant acknowledges and understands that the Company has exerted great efforts and expense to develop its Intellectual Property as defined above and that such Intellectual Property is very difficult to protect and is extremely valuable to the Company. In order to protect the Company’s very valuable Intellectual Property, Consultant agrees not to, at any time during or after its engagement with the Company, directly or indirectly, divulge, disclose or communicate to any person, firm or corporation in any manner whatever any Intellectual Property of the Company. While engaged as a consultant of the Company, Consultant may only use Intellectual Property concerning any matters affecting or relating to the Company or the business of the Company for a purpose which is necessary to the carrying out of its duties as an Consultant of the Company, and Consultant may not make use of any Intellectual Property of the Company after it is no longer an Consultant of Company. Consultant agrees to the above without regard to whether all of the above matters will be deemed confidential, material or important, it being stipulated by the parties that all Intellectual Property, whether written or otherwise, is presumed to be important, material and confidential information of Company for purposes of this Agreement, except to the extent that such information may be otherwise lawfully and readily available to the public or trade industry. Consultant agrees that all of the Intellectual Property is owned exclusively by Company and shall at all times be kept confidential. Consultant further agrees that it will, upon termination of its engagement with Company, return to Company all books, records, lists and other written, typed or printed materials, or any other materials or information kept on any media whatsoever of or related to the Company, whether furnished by the Company or prepared by Consultant, which contain any Intellectual Property, and Consultant agrees that it will neither make nor retain any copies of such materials after termination of engagement. For purposes of this paragraph, references to the business or information of or relating to the Company shall include the information or business of any subsidiary or affiliate of Company.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

13.3	Third Party Information: Consultant understands that the Company has received and, in the future will receive from third parties confidential or Intellectual Property of their own (“Third Party Information”), subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of its engagement and thereafter, Consultant will hold Third Party Information in the strictest confidence and will not disclose to anyone (other than Company Personnel who need to know such information in connection with their work for the Company) or use, except in connection with its work for the Company, Third Party Information unless expressly authorized in writing.

13.4	Use of Information of Prior Companies or Others: Consultant will not improperly use or disclose any confidential information or trade secrets, if any, of any former company or any other company or person to whom it has an obligation of confidentiality and will not bring onto the premises of the Company any unpublished documents or any property belonging to any former company or any other company or person to whom it has an obligation of confidentiality unless consented to in writing by that company or person. Consultant will use in the performance of its duties only information which is generally known and used by persons with training and experience comparable to its own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

13.	Assignment of Discoveries

14.1	Business Opportunities; Patentable, Copyrightable, Trademarkable Devices & Other Inventions:

Except for any opportunities or other information related to the Third Party Services Consultant is engaged in, Consultant will make full and prompt written disclosure to the Company of:

(a)	any business opportunity of which it becomes aware and which relates to the business of the Company or any of its subsidiaries or affiliates; and,

(b)	any idea, suggestion, device, program code, apparatus, recipe, formula, method, process or improvement, whether patentable, copyrightable, trademarkable or not, which it may invent, discover or think of, either solely or jointly with any other person or persons, resulting from or in the course of any performance by Consultant of the Services for the Company, or relating to the work or duties Consultant was assigned to perform or actually does perform for the Company, or relating to any phase of the Company’s business or fields of interest in each case whether or not the idea, suggestion, device, program code, apparatus, recipe, formula, method, process or improvement is (i) related to the Company project to which it is so assigned; (ii) made with a contribution by the Company or the use of the Company’s facilities, Equipment, materials, allocated funds, Intellectual Property, or services of the Company’s other Consultants or associated persons; or (iii) made during the working hours Consultant performs the Services for the Company.

14.2	Consultant hereby agrees that all right, title and interest in and to all of Consultant’s “Discoveries” (defined below) and work product made while performing the Services for the Company during the Engagement Period and pursuant to this Agreement, shall belong solely to the Company, whether or not they are protected or protectable under applicable patent, trademark, service mark, copyright or trade secret laws. For purposes of this Clause, “Discoveries” means all Intellectual Property, inventions, designs, discoveries, improvements and copyrightable works, including, without limitation any information relating to the Company’s image, know-how, processes, designs, computer programs and routines, recipes, formulae, techniques, developments or experimental work, work-in-progress or business trade secrets made or conceived or reduced to practice by the Company as a result of Consultant’s performance of the Services. Consultant hereby assigns to the Company all of Consultant’s right, title and interest, including all Proprietary Rights[1], to or in such Discoveries. The provisions of this Clause expressly exclude any Discoveries developed on Consultant’s own time; any Discoveries developed as part of the Third Party Services; any Discoveries made without the Company’s equipment, facility, supplies, trade secrets or confidential information; and any Discoveries that do not relate (i) directly to the business of the Company, or (ii) the Company’s actual or demonstrably anticipated research or development of which the Consultant is aware. Consultant covenants that it shall keep the Company informed of the development of all Discoveries made, conceived or reduced to practice by the Company, in whole or in part, alone or with others, which either result from any work Consultant may do for, or at the request of, the Company, or are related to the Company’s present or contemplated activities, investigations, or obligations.

14.3	Enforcement of Proprietary Rights. Consultant hereby agrees to assist the Company in every proper way to obtain, and from time to time enforce, United States, Canadian and foreign Proprietary Rights relating to Company Inventions in any and all countries. To that end, at Company’s sole expense, Consultant agrees to execute, verify, and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, and enforcing such Proprietary Rights and the assignment thereof. In addition, Consultant agrees to execute, verify, and deliver assignments of such Proprietary Rights to the Company or its designee. Consultant’s obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries shall continue beyond the termination of its engagement, but the Company shall compensate Consultant at Consultant’s reasonable hourly rate after its termination for the time actually spent by Consultant at the Company’s request on such assistance.

1 “Proprietary Rights” shall mean all trade secret, patent, copyright, mask work, trademark, moral rights and other intellectual property rights or rights attached to such intellectual property throughout the world.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

14.4	Records. Consultant agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings, and in any other form that may be required by Company) of all intellectual property developed by its and all inventions made by it during the period of its engagement with the Company and pursuant to this Agreement, which records shall be available to and remain the sole property of the Company at all times.

14.	Non Competition, Non Solicitation, Non Disparagement

15.1	Non Competition. During the Term and for a period of one (1) year after termination of this Agreement, the Consultant agrees that it will not, directly or indirectly, as an individual, as a member, employee, or agent of a firm, as a shareholder, director, officer, consultant or agent of a corporation, or as part of any other organization or group, participate in, assist, engage in, advise or consult for, lend money to, guarantee the debts or obligations of, permit its name to be used by, or be in any way connected with a business which competes in any way with the intellectual property of the Company (the “Non Competition”). Non-Competition expressly excludes the Third Party Services, and is limited to business activities surrounding the research, the commercial application of the research, licensing of intellectual property and commercialization of proprietary technology directly related to the business of the Company as of the termination date of Consultant’s performance of the Services. This non-compete is not intended to prevent the Consultant from continued participation in building brands and serving as an advisor to business entities within the US or internationally. The Consultant agrees to abide by section 2 (d) herein to ensure transparency with CEO of the Company and inform the Company of all adjacent consulting or Board engagements to ensure activities by the consultant are not misunderstood to be in competition with the actual business of the Company as noted herein. Further, the Consultant agrees that should he become a director of the Company he will abide by all fiduciary duties expected of a director including recusing himself from director votes if he is in a conflict as a result of his other consulting arrangements with other companies.

15.2	Non Solicitation. During the Term and for a period of one (1) year after termination of this Agreement, the Consultant will not, directly or indirectly:

(a)	persuade or induce any customer of Company to patronize any other business which competes in any way with the business of Company or an Affiliate; and

(b)	request or advise any customer of Company or an Affiliate to withdraw, curtail or cancel such customer’s business with Company or an Affiliate.

15.3	Non Disparagement. Neither party will publish or communicate disparaging or derogatory statements or opinions about the other party, including, but not limited to, disparaging or derogatory statements or opinions about the either party’s ownership, management, products or services, to any third party; provided, however, that it shall not be a breach of this Agreement for either party to testify truthfully in any judicial or administrative proceeding or to make statements or allegations in legal filings that are based on that party’s reasonable belief and are not made in bad faith.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

16	Recourse on Breach. The Consultant acknowledges that damages would be an insufficient remedy for a breach of this agreement and understands that the Company may apply to a court for injunctive relief to restrain the Consultant’s breach, or threatened breach, of this Agreement in addition to damages arising from the breach or threatened breach.

17	Termination. This Agreement may be terminated at any time by either party upon provision of 60 days written notice to the other Party of its intention to terminate. Upon receipt of such written notice, the Consultant shall perform only those Services necessary to complete any Services requested by the Company up to and including the date of receipt of such written notice of termination. The Company shall pay Consultant for all fees owed to Consultant for the Services no later than 15 days after the termination date contained in a written notice to terminate.

18	Independent Legal Advice. The Consultant agrees that it has had independent legal advice or the opportunity to receive same in connection with the execution of this agreement and has read this agreement in its entirety understands its contents and is signing this agreement freely and voluntarily without duress or undue influence from any party.

19	Currency. All monies which are referred to in this Agreement are, unless expressly stated otherwise, expressed in lawful money of the United States of America.

20	Entire Agreement. This agreement supersedes all prior agreements, whether written or oral, express or implied, between the parties, and constitutes the entire agreement between the parties.

21	Assignment. This Agreement may not be assigned by either party without the written consent of the non-assigning party.

22	Enurement. This Agreement shall bind and enure to the benefit of the Company’s permitted successors and assigns, and the Consultant’s successors and permitted assigns.

23	Amendment and Waiver. No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the parties.

24	Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision and any invalid provision will be severable from this agreement.

25	Governing Law. This Agreement is governed by and is to be considered, interpreted and enforced in accordance with the laws of the State of Colorado, USA and applicable Federal laws. The Consultant hereby attorns to the non-exclusive jurisdiction of the courts of Colorado, USA.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

26	Headings. All headings in this agreement are for convenience only and shall not be used for the interpretation of this agreement.

27	Confidentiality of Agreement. The terms of this agreement are confidential and neither the Consultant nor the Company may disclose its terms without the written consent of the other party with the exception of disclosure to legal or financial advisors, and disclosure required by the law.

28	Counterparts. This Agreement may be executed by manual signatures or through the use of electronic signatures, and in as many counterparts as may be necessary, and each of which so signed shall be deemed to be an original and provided that all of the parties hereto have executed a counterpart, such counterparts together shall constitute one and the same Agreement. Such executed copy may be transmitted by pdf attachment to an email, via an electronic signing platform such as DocuSign, facsimile or other electronic method of transmission, and the reproduction of signatures by any such method before mentioned will be treated as binding as if originals.

IN WITNESS WHEREOF, the parties hereto have executed this Independent Consulting Agreement.

QUARA DEVICES INC.

By:	/s/ Rod Reum
Rod Reum, Executive Chairman

David Smalley

/s/ David Smalley
David Smalley

David Smalley Law Corp;

By:	/s/ David Smalley
David Smalley, President

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.

SERVICES DESCRIPTION

Job Title: General Counsel of Quara Devices Inc.	Location: Based at Home (currently Vancouver BC Area)
Department: Business Team	Reports to: Executive Chairman
Revision Date: May 2020	Fair Labor Standards Act (FLSA): Exempt

Position Overview

This position is a senior business officer for the Company and is specifically responsible for Quara Devices Inc. and the Divisions of the Company. The position reports to the Executive Chairman of the Company

Responsibilities

Responsibilities are all those required of the General Counsel of a startup biotech company and as requested by the Executive Chairman including but not limited to:

●	Give accurate and timely counsel to executives in a variety of legal topics (labor law, partnerships, international ventures, corporate finance etc.)
●	Collaborate with management to devise efficient defense strategies when necessary
●	Specify internal governance policies and regularly monitor compliance
●	Research and evaluate different risk factors regarding business decisions and operations
●	Apply effective risk management techniques and offer proactive advice on possible legal issues
●	Communicate and negotiate with external parties (regulators, external counsel, public authority etc.), creating relations of trust
●	Draft and solidify agreements, contracts and other legal documents to ensure the company’s full legal rights
●	Deal with complex matters with multiple stakeholders and forces
●	Provide clarification on legal language or specifications to everyone in the organization
●	Conduct your work with integrity and responsibility
●	Maintain current knowledge of alterations in legislation
●	Consult with external lawyers if their areas of expertise exceeds that of the General Counsel.

Quara Devices Inc. 1623 Central Avenue, Ste. 204, Cheyenne, WY 82001.